SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Q1 2026 Earnings Presentation May 14, 2026 Welcome Guilherme SoutoInvestor Relations Officer David VélezFounder, Chief Executive Officer andChairman Guilherme LagoChief Financial Officer Disclaimer This presentation speaks at the date hereof and the Companyis under no obligation to update or keep current the informa‐tion contained in this presentation. Any information expressedherein is subject to change without notice. Any market or oth‐er third-party data included in this presentation has been ob‐tained by the Company from third-party sources. While theCompany has compiled and extracted the market data, it canprovide no assurances of the accuracy and completeness ofsuch information and takes no responsibility for such data. This presentation contains forward-looking statements. Allstatements other than statements of historical fact containedin this presentation may be forward-looking statements and in‐clude, but are not limited to, statements regarding theCompany’s intent, belief or current expectations. These for‐ward-looking statements are subject to risks and uncertainties,and may include, among others, financial forecasts and esti‐mates based on assumptions or statements regarding plans,objectives and expectations. Although the Company believesthat these estimates and forward-looking statements arebased upon reasonable assumptions, they are subject to sev‐eral risks and uncertainties and are made in light of informa‐tion currently available, and actual results may differ materiallyfrom those expressed or implied in the forward-looking state‐ments due to various factors, including those risks and uncer‐tainties included under the sections entitled “Risk Factors,”“Forward-Looking Statements” and “Operating and FinancialReview and Prospects” in our Annual Report on Form 20-F. The Company, its advisers and each of their respective direc‐tors, officers and employees disclaim any obligation to updatethe Company’s view of such risks and uncertainties or to pub‐licly announce the result of any revision to the forward-lookingstatements made herein, except where it would be required todo so under applicable law. The forward-looking statementscan be identified, in certain cases, through the use of wordssuch as “believe,” “may,” “might,” “can,” “could,” “is designedto,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,”“expect,” “forecast,” “plan,” “predict,” “potential,” “aspiration,”“should,” “purpose,” “belief,” and similar, or variations of, orthe negative of such words and expressions. The financial information in this document includes forecasts,projections and other predictive statements that represent theCompany’s assumptions and expectations in light of currentlyavailable information. These forecasts, projections and otherpredictive statements are based on the Company’s expecta‐tions and are subject to variables and uncertainties. TheCompany’s actual performance results may differ.Consequently, no guarantee is presented or implied as to theaccuracy of specific forecasts, projections or predictive state‐ments contained herein, and undue reliance should not beplaced on the forward-looking statements in this presentation,which are inherently uncertain. In addition to IFRS financials, this presentation includes cer‐tain summarized, non-audited or non-IFRS financial informa‐tion. These summarized, non-audited or non-IFRS financialmeasures are in addition to, and not a substitute for or superi‐or to, measures of financial performance prepared in accor‐dance with IFRS. References in this presentation to “R$” referto the Brazilian Real, the official currency of Brazil. Beginning in the fourth quarter of 2025, the Company intro‐duced its managerial profit and loss presentation (the “Man‐agerial P&L”), representing an evolution in our disclosureframework to better explain value creation across an increas‐ingly multi-product, multi-segment, and multi-country plat‐form. The Managerial P&L is a structural, complementary reor‐ganization of certain IFRS line items designed to enhancecomparability as the business scales, grounded in economicand operational substance. This framework preserves net in‐come, cash flow, and capital, is reconciled to IFRS, and is in‐tended to provide a supplemental management view of theCompany’s results. Certain financial metrics presented hereinreflect this framework. A reconciliation of non-IFRS measuresto the most directly comparable IFRS measures is available inour Managerial P&L reconciliation report and in the appendixof the earnings presentation. 04 DISCLAIMER OpeningRemarks Our model powers our earnings-generating formula ENGAGEMENT Customers · M MONETIZATION ARPAC · US$ SCALABILITY Efficiency Ratio · % PROFITABILITY Net Income · US$M60Q1'2279Q1'2399Q1'24119Q1'25135Q1'267Q1'229Q1'2311Q1'2412Q1'2516Q1'2661%Q1'2233%Q1'2326%Q1'2421%Q1'2518%Q1'26(45)Q1'22142Q1'23379Q1'24557Q1'25871Q1'26 RAPIDLY GROWINGCUSTOMER BASE INCREASING REVENUEPER CUSTOMER LOW-COSTOPERATING PLATFORM SUBSTANTIALEARNINGS POWER+75MM Net Adds / 4y24% FXN ARPAC CAGR−43pp Efficiency Ratio / 4y84% FXN Net Income CAGR × − = Q1 ' 2 6 EARNINGS 06 OPENING REMARKSNote 1: 'ARPAC' is average monthly revenue ÷ average monthly active customers. Note 2: 'Efficiency Ratio' is Total Operating Expenses ÷ NII and Fee Income net of Transactional Cost and Revenue-Based Taxes. Note 3: Amounts in US dollars; growth rates on an FX-Neutral basis.Source: Nu. Brazil remains our growth engine, drivenby share gains and market expansion BRAZIL ONLY Consumer and SME · Gross Profit Pool · Brazil INDUSTRY POOL 2025 (US$B) NU GROSS PROFIT MARKET SHARE (%) INDUSTRY POOL GROWTH (US$) TOTAL INDUSTRY POOL · 2025 US$100B GROSS PROFIT MARKET SHARE · 2025 7% US$50B Industry Pool Growth · CAGR 5Y · 8% Unsecured Loans US$25B 8% Cards US$20B 18% Secured Loans US$11B 2% Deposits NII US$16B 4% Investments US$6B <1% Insurance US$6B <1% Service Fees US$5B 3% SME US$18B 2% Q1 ' 2 6 EARNINGS 07 OPENING REMARKSNote 1: 'Gross Profit' = revenues net of cost of funds, cost of risk and losses. Note 2: 'Secured' includes Public, Private, INSS and FGTS. Note 3: 'SME' includes MEI, Micro and Small companies. Note 4: ~8% reflects the projected 5Y industry gross profit pool CAGR (2026–2030),derived from a range of external estimates. This is provided for illustrative purposes only and should not be construed as forward-looking guidance. Source: BACEN, ANBIMA, ABECS, SEBRAE, SUSEP, BCG, McKinsey, Statista, FEBRABAN; Nu. Mexico is a massive opportunity — market hasa long runway ahead, and we are scaling into it MEXICO ONLY Consumer · Gross Profit Pool · Mexico INDUSTRY POOL 2025 (US$B) NU GROSS PROFIT MARKET SHARE (%) INDUSTRY POOL GROWTH (US$) TOTAL INDUSTRY POOL · 2025 US$43B GROSS PROFIT MARKET SHARE · 2025 <1% US$43B Industry Pool Growth · CAGR 5Y · 15% Unsecured Loans US$3B 1% Payroll Loans US$4B 0% Consumer Durable Goods Financing US$3B 0% Cards US$14B 2% Deposits NII US$8B <1% Investments US$3B 0% Insurance US$4B 0% Service Fees US$4B <1% Q1 ' 2 6 EARNINGS 08 OPENING REMARKSNote 1: 'Gross Profit' = revenues net of cost of funds, cost of risk and losses. Note 2: ~15% reflects projected 5Y industry gross profit pool CAGR (2026–2030), derived from a range of external estimates. This is provided for illustrative purposes only and should not be construed asforward-looking guidance. Source: CNBV, Banxico, AMIS, AMIB, BCG, Statista, IMARC; Nu. The same earnings-generatingformula is also working for Mexico MEXICO ONLY ENGAGEMENT Customers · M MONETIZATION ARPAC · US$ SCALABILITY Efficiency Ratio · % PROFITABILITY Net Income · US$M2.1Q1'226.6Q1'2415.0Q1'266.5Q1'2211.6Q1'2412.4Q1'26120%Q1'2292%Q1'2442%Q1'26(30)Q1'22(37)Q1'240Q1'26 RAPIDLY GROWINGCUSTOMER BASE INCREASING REVENUEPER CUSTOMER LOW-COSTOPERATING PLATFORM SUBSTANTIALEARNINGS POWER+13MM Net Adds / 4y13% FXN ARPAC CAGR−78pp Efficiency Ratio / 4yBreak-even × − = Q1 ' 2 6 EARNINGS 09 OPENING REMARKSNote 1: 'ARPAC' is average monthly revenue ÷ average monthly active customers. Note 2: 'Efficiency Ratio' is Total Operating Expenses ÷ NII and Fee Income net of Transactional Cost and Revenue-Based Taxes. Note 3: Amounts in US dollars; growth rates on an FX-Neutral basis.Source: Nu. From AI Adoption to AI Transformation — a fundamentalshift already compounding across the company 01 PHASE AI Assistance AI in every employee’s hands IMPACT Strengthens our low-cost platform 02 PHASE Workflow Reinvention AI executes, humans judge IMPACT Deepens customer engagement ,expands monetization 03 PHASE The AI-Native Bank AI in every layer, inside and out IMPACT Reinforces every part of the flywheel AI will redesign how financial products are built, and our structural advantages position Nu to win +50% engineering throughput YoY 10× weekly token consumption since Jan 90% faster testing cycles Customer journeys rebuilt end-to-end Pix with AI: 10M+ monthly active users New AI-native customer experiences landing in 2026 AI Private Banker functionalities: 15M+ MAU Foundation models LIVE: cards BR + MX, unsecured BR Real-time AI Underwriting enabling meaningfulcredit limit expansion over 12 months FIRST-PARTY DATA AT SCALE PROPRIETARY TECHNOLOGY STACK TALENT AND CULTURE Q1 ' 2 6 EARNINGS 10 OPENING REMARKS Financial Results Strong overall credit portfolio expansion,led by Credit Cards and Unsecured Lending Total Portfolio · VOLUME · US$ BN +40% YoY FXN 14.6 4.7 1.4 20.7Q4'24 16.3 5.9 1.9 24.1 +7% FXNQ1'25 18.2 6.8 2.3 27.3 +8% FXNQ2'25 20.0 7.7 2.7 30.4 +9% FXNQ3'25 21.8 8.2 2.7 32.7 +11% FXNQ4'25 24.3 9.9 3.0 37.2 +7% FXNQ1'26Credit Card+36%Unsecured+53%Secured+38% Portfolio Composition · MIX · % OF TOTAL By Product 71% 23% 7%Q4'24 68% 24% 8%Q1'25 67% 25% 8%Q2'25 66% 25% 9%Q3'25 67% 25% 8%Q4'25 65% 27% 8%Q1'26Credit CardUnsecuredSecured Q1 ' 2 6 EARNINGS 12 FINANCIAL RESULTSNote 1: Amounts in US dollars; growth rates on an FX-Neutral basis. Non-IFRS measures; refer to appendix for reconciliations. Note 2: All amounts presented gross of provisions. Note 3: 'Secured' includes Public, Private, INSS and FGTS Deductible Loans. Source: Nu. Building a scalable and sustainable Deposit Franchise across Latam Deposits · US$ BN · BY COUNTRY Brazil Mexico Colombia Cost of Deposits · % of Interbank Rate $42.4 BN Total Deposits · Q1'26 +22% YOY FX-Neutral growth 88% OF INTERBANK RATE Cost of Deposits 23.1 4.5 1.3 28.9 Q4'24 24.4 5.4 1.8 31.6 +1% FXN Q1'25 27.8 6.7 2.1 36.6 +11% FXN Q2'25 30.4 6.1 2.3 38.8 +4% FXN Q3'25 33.1 6.3 2.5 41.9 +12% FXN Q4'25 33.7 5.9 2.8 42.4 −4% FXN Q1'26 89% 90% 91% 89% 87% 88% Q1 ' 2 6 EARNINGS 13 FINANCIAL RESULTSNote 1: Amounts in USD; growth on FX-Neutral basis. Note 2: Cost of deposits = ratio between interest expenses paid to customers and interest income of deposits yielding 100% of respective interbank rate (TIIE/IBR/CDI). Source: Nu, BCB, Banxico, Banrep. Resilient risk-adjusted NIM underpins performance as NII grows Net Interest Income & CLA · US$ MM · NIM · RISK ADJ NIM % NII CLA NIM Risk Adj NIM $3.25 BN NII · Q1'26 $1.79 BN CLA · Q1'26 21.1% · 9.5% NIM · RISK ADJ NIM Q1'26 1,828 (850) Q4'24 2,015 +10% FXN (1,042) +23% FXN Q1'25 2,224 +7% FXN (1,051) −2% FXN Q2'25 2,477 +7% FXN (1,036) −5% FXN Q3'25 2,837 +13% FXN (1,313) +26% FXN Q4'25 3,251 +12% FXN (1,794) +33% FXN Q1'26 18.5% 19.2% 18.8% 18.6% 19.5% 21.1% 9.9% 9.3% 9.9% 10.8% 10.5% 9.5% Q1 ' 2 6 EARNINGS 14 FINANCIAL RESULTSNote 1: NII = Credit Income + Float Income − Funding Cost. Note 2: 'CLA' is Credit Loss Allowance. Note 3: NIM is annualized; ratio of NII over interest-earning balance-sheet metrics. Risk-Adj NIM is annualized; ratio of NII less Cost of Credit over interest-earning balance-sheetmetrics. Note 4: Amounts in USD; FX-Neutral growth. Source: Nu. Early delinquency follows seasonality , while credit quality holds 15-90 NPLs 5.0%4.7%Q1'234.5%Q2'234.4%Q3'234.2%Q4'235.1%Q1'244.7%Q2'244.5%Q3'244.2%Q4'244.8%Q1'254.5%Q2'254.3%Q3'254.1%Q4'25 5.0%Q1'26 SEASONALITY 90+ NPLs 6.5%5.3%Q1'235.8%Q2'235.9%Q3'236.0%Q4'236.1%Q1'246.8%Q2'247.0%Q3'246.7%Q4'246.4%Q1'256.5%Q2'256.7%Q3'256.6%Q4'25 6.5%Q1'26EARLY DELINQUENCYQ1'26Receivables 15-90 days past dueSeasonalLATE DELINQUENCYQ1'26Receivables 90+ days past dueImproving Q1 ' 2 6 EARNINGS 15 FINANCIAL RESULTSNote 1: Includes credit card receivables, loans to individuals and loans to companies across all geographies. Note 2: NPL = nonperforming loan; 15-90 days past due (early) and 90+ days past due (late). Strong total exposure growth , with incremental mix tilted toward Credit Cards and Unsecured Lending Total Exposure · US$ MM FXN · % OF TOTAL +44% YoY 84% 12% 45,719Q4'24 82% 13% 49,082 +7%Q1'25 83% 13% 54,262 +11%Q2'25 82% 13% 5% 59,165 +9%Q3'25 82% 13% 4% 65,196 +10%Q4'25 82% 14% 4% 70,715 +8%Q1'26Credit CardUnsecured LendingSecured Lending Incremental Exposure Mix · US$ MM FXN · % OF TOTAL +59% YoY 66% 24% 10% 4,632Q4'24 60% 28% 12% 4,145Q1'25 80% 16% 5% 6,022Q2'25 73% 21% 6% 5,743Q3'25 80% 18% 7,005Q4'25 73% 25% 6,601Q1'26Credit CardUnsecured LendingSecured Lending Q1 ' 2 6 EARNINGS 16 FINANCIAL RESULTSNote 1: Amounts in US$ MM; on an FX-Neutral basis. Note 2: 'Exposure' = total credit portfolio gross of provisions, including off-balance sheet limits. Note 3: 'Incremental Exposure Mix' reflects the gross change in total Exposure in the period (Δ Exposure). Source: Nu. Seasonality, growth and mix drive the dynamics NPL 15-90 · QoQ Bridge 5.00% 4.11% NPL 15-90 Q4'25 +65 bpsSeasonality +4 bpsProductMix +17 bpsIntentional RiskExpansions +2 bpsOthers 5.00% NPL 15-90 Q1'26 ECL Allowance · QoQ Bridge $6,100 M 5,301 ECL Q4'25 +423Growth +267Seasonality +16ProductMix +69Intentional RiskExpansions +24Others 6,100 ECL Q1'26EARLY DELINQUENCYCLOSING RATE · Q1'26Rate +89 bps QoQMix + seasonality leadALLOWANCECLOSING BALANCE · Q1'26Allowance +$799 M QoQGrowth + seasonality lead Q1 ' 2 6 EARNINGS 17 FINANCIAL RESULTSNote 1: ECL = Expected Credit Loss (IFRS 9). Note 2: NPL 15-90 Bridge = QoQ change in the 15-90 days past due ratio, decomposed into drivers. Note 3: 'Intentional Risk Expansions' reflects deliberate adjustments to Nu's underwriting policies aimed at broadening customer reach,deepening engagement, and supporting long-term portfolio maturation. Note 4: bps = basis points (1 bp = 0.01%). Note 5: Amounts in USD. Includes credit card receivables and loans across all geographies. Source: Nu. Strong and resilient unit economics through the cycle — all three franchises profitable at the cohort level Credit Card 8.9% 3 months +28.3% Net Interest Revenue +8.5% Net Non-Interest Revenue −0.3% Funding Cost −16.6% Losses 19.9% Net CC Margin Unsecured Lending 15.8% 7 months +62.2% Interest Revenues −12.2% Funding Cost −22.0% Losses 28.0% Net Lending Margin Credit Card 14.1% 2 months +46.1% Interest Revenues +21.5% Non-Int. Revenues −6.3% Funding Cost −33.3% Losses 28.0% Net CC MarginBRAZILQ1'26 COHORT ROAAVERAGE DURATIONBRAZILQ1'26 COHORT ROAAVERAGE DURATIONMEXICOQ1'26 COHORT ROAAVERAGE DURATION Q1 ' 2 6 EARNINGS 18 FINANCIAL RESULTSNote 1: Cohort build-up shown as % of total outstanding balance, annualized. Note 2: Figures based on Q1'26 credit policies. Source: Nu. Fortress balance sheet, withstrengthening coverage across all metrics Total Coverage Over Total Portfolio 16.2%13.0%Q1'2314.0%Q2'2314.7%Q3'2314.3%Q4'2315.1%Q1'2415.4%Q2'2415.7%Q3'2415.3%Q4'2415.7%Q1'2515.7%Q2'2515.3%Q3'2515.2%Q4'25 16.2%Q1'26 Total Coverage Over NPL 90+ 249.0%245.9%Q1'23241.9%Q2'23247.4%Q3'23240.4%Q4'23249.7%Q1'24227.8%Q2'24226.0%Q3'24227.1%Q4'24247.5%Q1'25241.6%Q2'25227.8%Q3'25230.9%Q4'25 249.0%Q1'26 Stage 3 Coverage Over Stage 3 Portfolio 81.1%84.9%Q1'2397.4%Q2'2394.6%Q3'2390.2%Q4'2385.2%Q1'2472.8%Q2'2477.8%Q3'2465.8%Q4'2469.7%Q1'2575.8%Q2'2575.3%Q3'2574.7%Q4'25 81.1%Q1'26 Gross CLA Over NPL 90+ Formation 153.8%141.1%Q1'23153.5%Q2'23166.6%Q3'23137.3%Q4'23156.2%Q1'24106.5%Q2'24108.1%Q3'2494.7%Q4'24116.7%Q1'25103.4%Q2'2597.9%Q3'25116.4%Q4'25 153.8%Q1'26STOCK COVERAGEQ1'26Allowance vs total receivablesStrengtheningLATE COVERAGEQ1'26Allowance vs 90+ stockStrengtheningIFRS-9Q1'26Stage-3 allowance vs Stage-3 exposureRecoveringFLOW COVERAGEQ1'26Allowance vs new 90+ formationStrengthening Q1 ' 2 6 EARNINGS 19 FINANCIAL RESULTSNote 1: 'CLA' = Credit Loss Allowance. 'Gross CLA' = CLA Expenses before Recovery. Note 2: 'NPL 90+ Formation' = quarterly inflows into 90+ days past due, calculated as 90+ balance (current quarter) − 90+ balance (prior quarter) + write-offs. Note 3: Includes credit cardreceivables and loans across all geographies. Source: Nu. Fee and Float diversification compounds while Credit normalizes seasonally Gross Profit by component · US$ MM · % OF TOTAL Credit Fees Float $1.88 BN Gross Profit · Q1'26 +27% YOY FX-Neutral growth 41% 33% 27% 1,330.4 Q4'24 33% 34% 33% 1,327.6 +1% FXN Q1'25 38% 30% 32% 1,519.3 +11% FXN Q2'25 42% 27% 31% 1,811.2 +15% FXN Q3'25 36% 29% 34% 1,941.5 +7% FXN Q4'25 29% 30% 41% 1,877.7 −7% FXN Q1'26 Q1 ' 2 6 EARNINGS 20 FINANCIAL RESULTSNote 1: Amounts in USD; growth on FX-Neutral basis. Note 2: Credit refers to Credit Income net of funding cost and Cost of Credit. Note 3: Fees = Fee Income less Transactional Cost. Note 4: Float = total Gross Profit − (Credit + Fees). Scalable business model delivering continued operating leverage Net Revenues & Opex · US$ MM · EFFICIENCY RATIO % Net Revenues Opex Efficiency Ratio $3.67 BN Net Revenues · Q1'26 $648 MM Opex · Q1'26 16.6% CORE EFFICIENCY RATIO 17.6% REPORTED 2,167 (469) Q4'24 2,369 +5% FXN (459) −2% FXN Q1'25 2,570 +7% FXN (548) +19% FXN Q2'25 2,847 +10% FXN (577) +5% FXN Q3'25 3,274 +14% FXN (653) +12% FXN Q4'25 3,672 +9% FXN (648) −3% FXN Q1'26 21.7% 21.4% 21.3% 20.3% 19.9% 17.6% Q1 ' 2 6 EARNINGS 21 FINANCIAL RESULTSNote 1: 'Efficiency Ratio' = Total Operating Expenses ÷ (NII + Fee Income net of Transactional Cost and Revenue-Based Taxes). Note 2: Q1'25 includes a US$47M one-off in Opex from deferred tax remeasurement. Note 3: 'Core Efficiency Ratio' excludes investments in RTO (Returnto Office), Global Expansion and AI. Note 4: Amounts in USD; growth on FX-Neutral basis. Source: Nu. Solid earnings trajectory with sustained ROE Net Income · US$ MM · ROE % Net Income · US$ MM ROE % $871.4 MM Net Income · Q1'26 +41% FXN YOY Net Income growth · Q1'26 29% · 31% ROE · ADJ. ROE Sustained at scale 29% 27% 28% 31% 33% 29% 553 Q4'24 557+1% FXN Q1'25 637+11% FXN Q2'25 783+18% FXN Q3'25 895+13% FXN Q4'25 871−5% FXN Q1'26 Adj. Net Income 610 607 694 829 943 937 Adj. ROE 32% 30% 31% 33% 35% 31% Q1 ' 2 6 EARNINGS 22 FINANCIAL RESULTSNote 1: Amounts in USD; growth on FX-Neutral basis. Note 2: 'ROE' = Return on Equity, annualized, non-GAAP. 'Adj. Net Income' and 'Adj. ROE' are non-GAAP measures. Refer to appendix for reconciliations. Source: Nu. Closing Remarks Digital challengers: from 5% to 35% of the world's banking revenue pool The pool itself grows roughly 5× from the early 2000s to 2030,and the digital-challenger share within it keeps compounding. EARLY 2000S $2.9T total addressable pool CHALLENGER SHARE ~5% TODAY $8–10T total addressable pool CHALLENGER SHARE ~20% 2030E $15–17T total addressable pool CHALLENGER SHARE ~35% THE BOUNDED COST TO ENTER THE US MARKET < 100 bps MAX ANNUAL EFFICIENCY-RATIO HEADWIND · 2026 & 2027 Even in a scenario where we do not find product-market fit, themaximum cost remains at this level: less than 100 bps on ourefficiency ratio in each of 2026 and 2027, temporary, fullyabsorbable, and with no effect on the trajectory of the corebusiness. Bounded downside, uncapped upside. That asymmetry is at the center of our investment thesis in the US. → → Q1 ' 2 6 EARNINGS 24 CLOSING REMARKSSource: Bain & Company; Nubank Q&A Appendix Unlocking long-term value through engagement, monetization and scale Monthly ARPAC by Cohort · US$ $30.8 MATURE COHORT0.815.1127.72410.23612.84815.16018.17224.784 30.8 96Months since origination Months since origination · oldest → newest cohort Monthly ARPAC · US$ $15.9 +23% YOY FXN11.1Q4'2411.6Q1'2512.5Q2'2513.8Q3'2515.0Q4'25 15.9 Q1'26 Quarterly · Q4'24 → Q1'26 · all customers Cost to Serve · US$ $1.0 +19% YOY FXN0.8Q4'240.7Q1'250.8Q2'250.9Q3'250.8Q4'25 1.0 Q1'26 Quarterly · Q4'24 → Q1'26 · per active customer Q1 ' 2 6 EARNINGS 27 APPENDIXNote 1: Amounts in US dollars; growth rates on an FX-Neutral basis. Note 2: 'ARPAC' is average monthly revenue (total revenue divided by number of months in the period) divided by the average number of individual active customers during the period (defined as the average of monthly active customers at the beginningand end of the period). Note 3: 'Cost to Serve' is the monthly average of transactional expenses, customer support and operations expenses, divided by the average number of individual active customers during the period (same averaging methodology as Note 2). Source: Nu. Strong capital position to fund both growth and global expansion $9.4 BN $39.1 BN Capital cushion deepens; liquidity stays abundant and resilient Capital Position $9.4 3.9 Capital Requirement(Regulated Entities) 1.8 Capital Excess(Regulated Entities) 3.7 Nu HoldingsCash & Equivalents 9.4 Capital Position Liquidity Position 58% 22.8 Net Credit Portfolio 39.1 Available FundingCAPITAL POSITION · Q1'26Across regulated entities + Nu Holdings cash · funds growth and global expansionAVAILABLE FUNDING · Q1'261.7× the net credit portfolio · ample liquidity to fund expansionREADCapital position grows alongside funding headroom.REGULATORY + HOLDCOBN · Q1'26US$ BN · regulated entities + Nu Holdings cashStrengtheningFUNDING VS NET CREDITNET CREDIT / FUNDINGUS$ BN · available funding outsizes net creditAmple headroom Q1 ' 2 6 EARNINGS 28 APPENDIXNote 1: Brazil considers Capital Adequacy Ratio (CAR) requirement of 10.5% (BCB Resolution No. 200/22). Mexico considers NICAP for SOFIPO type 4 (CAR 10.5%); Colombia minimum CAR 10.5% for Nu Financiera. Note 2: Capital Excess includes US$130M under approval by BCB,approved early Feb 2026. Note 3: Net Credit Portfolio = Credit Card Receivables + Loans to Customers, net of Payables to Credit Card Network. Note 4: Available Funding = Total Deposits less Compulsory Deposits + Financial Bills. Non-IFRS Financial Measures and Reconciliations This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including Adjusted Net Income,certain FX Neutral measures and managerial profit and loss (P&L), and provides reconciliations to the most directly comparableIFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financialperformance or financial position that purports to measure financial performance but excludes or includes amounts that would notbe so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute foror superior to, measures of financial performance prepared in accordance with IFRS. Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for theexpenses and allocated tax effects on share-based compensation. Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful informa‐tion to investors, securities analysts and the public in their review of the operating and financial performance of the Company, al‐though it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be con‐sidered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess theperformance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for thefollowing reasons: Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without re‐gard to items that can vary substantially from company to company and from period to period, depending on their accounting andtax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were ac‐quired; and Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge ac‐counting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business isperforming at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities)are not key measures of core operating performance. Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation ofAdjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technolo‐gy and financial services industries, because other companies may not calculate these measures in the same manner as we do, andtherefore, measure may not be comparable to those of other companies.Definitions & rationale · Adjusted Net Income Q1 ' 2 6 EARNINGS 29 APPENDIX Non-IFRS Financial Measures and Reconciliations The Managerial P&L reporting framework is intended to facilitate understanding of the underlying operational and economic driversof the Company's results and how value is generated across products, segments, and geographies. The Managerial P&L line itemsare derived from the Company's IFRS financial statements and are constructed through a defined set of operational reclassifica‐tions and tax-equivalency adjustments. Such reclassifications and adjustments are managerial in nature and do not affect theCompany's reported net income, cash flows, equity, regulatory capital metrics or any other measures prepared in accordance withIFRS. The Managerial P&L framework and related measures are supplemental, non-audited, non-IFRS or managerial measures andshould not be considered in isolation or as substitutes for, or superior to, financial information prepared in accordance with IFRS.Operational reclassifications are applied to align income, costs, and expenses with the economic activities to which they relate,with the objective of improving comparability, analytical consistency, and transparency of operating performance. These reclassifi‐cations represent presentation-only changes between income statement line items and should be considered together with theCompany's IFRS results. As part of the Managerial P&L, the Company applies a defined set of tax-equivalency adjustments designed to improve comparabili‐ty of pre-tax performance metrics for managerial analysis across components subject to specific statutory tax treatments.Conceptually, tax-equivalency adjustments normalize statutory tax effects so that the underlying economic contribution of certainproducts, services, and activities can be compared on a consistent pre-tax basis. These adjustments are net-income neutral and donot alter reported income tax expenses under IFRS or cash taxes paid. The methodologies, definitions, and classification principles underlying the Managerial P&L view are applied consistently acrossperiods. This marks the formal introduction of the framework for purposes of the Company's external reporting. Any future en‐hancements to the framework or its presentation will be disclosed transparently and supported by appropriate reconciliation toIFRS results. IFRS consolidated financial statements remain the sole basis for statutory reporting and accounting purposes andshould be read together with any Managerial P&L measures presented herein.Managerial P&L · Framework, reclassifications & tax-equivalency Q1 ' 2 6 EARNINGS 30 APPENDIX Non-IFRS Financial Measures and Reconciliations Managerial P&L · Nu Holdings — Consolidated (US$ million) THREE-MONTH PERIOD ENDED 3/31/2026 3/31/2025 Total Revenue 5,315.5 3,372.7 Credit Income 3,173.3 1,976.0 Float Income 1,383.0 880.1 Fee Income 759.1 516.6 Total Direct Costs (3,437.7) (2,045.2) Funding Cost (1,305.0) (841.1) Cost of Credit (1,794.0) (1,041.8) Transaction Cost (120.7) (63.1) Revenue-Based Taxes (217.9) (99.2) Gross Profit 1,877.7 1,327.5 Operating Expenses (647.6) (459.2) Customer Support and Operations (204.9) (151.5) G&A Expenses (371.8) (283.8) Marketing Expenses (62.9) (40.3) Other Operating Expenses (8.1) 16.3 Share of Results From Associates (1.0) (1.1) EBT 1,229.1 867.2 Income Taxes (357.6) (310.0) Net Income 871.4 557.2Managerial P&L — Q1'2026 · Nu Holdings consolidated · US$ million Q1 ' 2 6 EARNINGS 31 APPENDIXSource: Nu. · Amounts in US$ million. · Comparison of three-month periods ended March 31, 2026 and March 31, 2025. Unaudited Interim Condensed Consolidated Statements of Income Accounting P&L · Nu Holdings — Consolidated (US$ million) THREE-MONTH PERIOD ENDED 3/31/2026 3/31/2025 Interest income and gains net of losses on financial instruments 4,275.3 2,732.1 Fee and commission income 692.7 515.6 Total revenue 4,968.0 3,247.7 Interest and other financial expenses (1,269.2) (896.2) Transactional expenses (115.9) (58.5) Expected credit loss (1,718.0) (973.5) Total cost of financial and transactional services provided (3,103.1) (1,928.2) Gross profit 1,864.9 1,319.5 Operating (expenses) income Customer support and operations (204.9) (151.5) General and administrative expenses (492.0) (289.8) Marketing expenses (62.9) (44.1) Other expenses (169.8) (106.9) Other income 20.0 69.1 Total operating (expenses) income (909.5) (523.3) Share of loss in associates (1.0) (1.1) Income before income taxes 954.3 795.1 Income taxes (82.9) (237.9) Net income for the period 871.4 557.2Accounting P&L — Q1'2026 · Nu Holdings consolidated · US$ million Q1 ' 2 6 EARNINGS 32 APPENDIXSource: Nu, IFRS consolidated financial statements. · Comparison of three-month periods ended March 31, 2026 and March 31, 2025. Non-IFRS Financial Measures and Reconciliations Q1'26 Nu Holdings — Consolidated (US$ million) Accounting P&L Reclassifications &Adjustments Managerial P&L Total Revenue 4,968.0 347.5 5,315.5 Credit Income 3,159.0 14.3 3,173.3 Float Income 1,116.3 266.7 1,383.0 Fee Income 692.7 66.5 759.1 Total Direct Costs (3,103.1) (334.7) (3,437.7) Funding Cost (1,269.2) (35.8) (1,305.0) Cost of Credit (1,718.0) (76.2) (1,794.2) Transaction Cost (115.9) (4.8) (120.7) Revenue-Based Taxes 0.0 (217.9) (217.9) Gross Profit 1,864.9 12.9 1,877.7 Operating Expenses (909.5) 261.9 (647.6) Customer Support and Operations (204.9) 0.0 (204.9) G&A Expenses (492.0) 120.3 (371.8) Marketing Expenses (62.9) 0.0 (62.9) Other Operating Expenses (149.7) 141.7 (8.1) Share of Results From Associates (1.0) 0.0 (1.0) EBT 954.3 274.8 1,229.1 Income Taxes (82.9) (274.8) (357.6) Net Income 871.4 0.0 871.4Managerial P&L — Bridge from Accounting · Q1'26 · Nu Holdings consolidated · US$ million Q1 ' 2 6 EARNINGS 33 APPENDIXSource: Nu. · Reclassifications and tax-equivalency adjustments are net-income neutral. Non-IFRS Financial Measures and Reconciliations Adjusted Net Income (US$ million) Mar 31, 2026 Dec 31, 2025 Mar 31, 2025 Profit attributable to shareholders of the parent company 872.1 892.4 557.2 Share-based compensation 82.6 79.6 75.5 Allocated tax effects on share-based compensation (25.1) (26.0) (24.8) Hedge of the tax effects on share-based compensation 7.5 (3.2) (1.4) Adjusted Net Income for the period 937.1 942.8 606.5Adjusted Net Income · Nu Holdings — Consolidated · For the three-month period ended Q1 ' 2 6 EARNINGS 34 APPENDIXSource: Nu. · Adjusted Net Income is a non-IFRS measure; see definitions on prior slide. Non-IFRS Financial Measures and Reconciliations Nu Holdings — Consolidated Reconciliation – ROE Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Total equity at the end of the period 8,607.9 9,574.8 10,552.0 11,332.6 12,591.8 Net Income for the period 557.2 637.0 782.7 894.8 871.4 Adjusted Net Income for the period 606.5 694.5 829.0 942.8 937.1 Annualized ROE 27% 28% 31% 33% 29% Annualized Adjusted ROE 30% 31% 33% 35% 31%Equity & Annualized ROE / Adjusted ROE · Nu Holdings — Consolidated · US$ million Q1 ' 2 6 EARNINGS 35 APPENDIXNote 1: 'ROE' stands for Return on Equity. It is annualized. · Source: Nu. Non-IFRS Financial Measures and Reconciliations FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the com‐parison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency ex‐change rates, which may not be indicative of core operating results and business outlook. FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful infor‐mation to investors, securities analysts and the public in their review of operating and financial performance, although they are notcalculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a mea‐sure of performance in isolation. The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchangerates remained stable from these preceding periods until the date of the Company's most recent financial information. The FX Neutral measures for the three months ended March 31, 2025 were calculated by multiplying the as reported amounts ofAdjusted Net Income and the key business metrics for such period by the average Brazilian reais / U.S. dollars exchange rate for thethree months ended March 31, 2025 (R$5.8487 to US$1.00) and using such results to re-translate the corresponding amounts backto U.S. dollars by dividing them by average based on the USD/BRL spot last price rate for all business days within the reporting inthe three months ended March 31, 2026 (R$5.2560 to US$1.00), so as to present what certain of statement of profit and lossamounts and key business metrics would have been had exchange rates remained stable from this past period until the threemonths ended March 31, 2026. The average Brazilian reais/U.S. dollars exchange rates were calculated as the average based on the USD/BRL spot last price rate forall business days within the reporting in the three months ended March 31, 2026 and 2025 as reported by Bloomberg. FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of eachdate, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the correspondingamounts back to U.S. dollars by dividing them by using the spot last price rate as March 31, 2026 (R$5.1805 to US$1.00) so as topresent what these amounts would have been had exchange rates been the same on March 31, 2025. The Brazilian reais/U.S. dollarsexchange rates were calculated using rates as of such dates as reported by Bloomberg.FX Neutral Measures · Methodology Q1 ' 2 6 EARNINGS 36 APPENDIX Non-IFRS Financial Measures and Reconciliations FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings func‐tional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates".The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso("MXN"), and of the Colombian entities is the Colombian Peso ("COP"). As of January 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.33, MXN 17.66 and COP3,689.73 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.26, MXN 17.46 and COP3,696.90 to US$ 1.00). As of February 28, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.20, MXN 17.23 and COP3,683.36 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.13, MXN 17.23 and COP3,756.82 to US$ 1.00). As of March 31, 2026, income statement figures were divided by the average FX Rate of the month (R$ 5.23, MXN 17.78 and COP3,713.33 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.18, MXN 17.94 and COP3,673.20 to US$ 1.00). Equity figures are translated using the FX Rate on the date of each transaction.FX Rates · Monthly translation Q1 ' 2 6 EARNINGS 37 APPENDIX Glossary · A – M PAGE 1 OF 2 13 terms Activity rate — defined as monthly active customers divided by the total number of customers asof a specific date. CDI ("Certificado de Depósito Interbancário") — Brazilian interbank deposit rate. Credit Loss Allowance Expenses / Credit Portfolio — defined as credit loss allowance expenses,divided by the sum of receivables from credit card operations (current, installments andrevolving) and loans to customers, in each case gross of ECL allowance, as of the period enddate. Customer — defined as an individual or SME that has opened an account with Nu and does notinclude any such individuals or SMEs that have been charged-off or blocked or have voluntarilyclosed their account. ECL or ECL Allowance — means the expected credit losses in Nu's credit operations, includingloans and credit cards. Efficiency ratio — refers to the ratio between Total Operating Expenses divided by Net InterestIncome and Fee Income net of Transactional Cost and Revenue-Based Taxes. Foreign Exchange ("FX") Neutral Measures — refer to certain measures prepared and presented inthis earnings release to eliminate the effect of FX volatility between the comparison periods,allowing management and investors to evaluate Nu's financial performance despite variations inforeign currency exchange rates, which may not be indicative of the Company's core operatingresults and business outlook. For additional information, see "Non-IFRS Financial Measures andReconciliations". IBR ("Indicador Bancario de Referencia") — Colombian interbank deposit rate. Interest-Earning Portfolio ("IEP") — consists of receivables from credit card operations on whichNu is accruing interest and loans to customers, in each case prior to ECL allowance, as of theperiod end date. Loan-to-Deposit Ratio ("LDR") — calculated as the total balance for Interest-Earning Portfoliodivided by the total amount of deposits at the end of the same period. Monthly Active Customers — defined as all customers that have generated revenue in the last 30calendar days. Monthly Average Cost to Serve per Active Customer — defined as the monthly average of thesum of transactional expenses and customer support and operations expenses (sum of theseexpenses in the period divided by the number of months in the period) divided by the averagenumber of individual monthly active customers during the period (average number of individualmonthly active customers is defined as the average of the number of monthly active customersat the beginning of the period measured, and the number of monthly active customers at theend of the period). Monthly ARPAC — defined as the average monthly revenue (total revenue divided by the numberof months in the period) divided by the average number of individual monthly active customersduring the period (average number of individual monthly active customers is defined as theaverage of the number of monthly active customers at the beginning of the period measured,and the number of monthly active customers at the end of the period).Terms used throughout this presentationActivity rate → Monthly ARPAC Q1 ' 2 6 EARNINGS 38 APPENDIX Glossary · N – W PAGE 2 OF 2 13 terms Net Interest Income ("NII") — defined as interest income and gains (losses) on financialinstruments minus interest and other financial expenses. Net Interest Margin ("NIM") — defined as the annualized ratio between NII in the numerator andthe denominator is defined as the following average balance sheet metrics: i) Cash and cashequivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair valuethrough OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi)Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Otherfinancial assets at amortized cost. Non-Performing Loans ("NPL") — defined as the non-performing loans balance (e.g. NPLs 15 to 90days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e.excluding SMEs). Nu Pagamentos — Nu Holdings' subsidiary in Brazil. Nu Financiera — Nu Holding's subsidiary in Colombia. Primary Banking Account ("PBA") — refers to Nu's relationship with those customers who had atleast 50% of their post-tax monthly income transferred out of their NuAccount in any givenmonth, excluding self transfers. We calculate the percent of customers with a primary bankingrelationship as active customers with a primary banking relationship as a percentage of totalactive customers that have been with us for more than 12 months. Purchase Volume ("PV") — defined as the total value of transactions that are authorized throughNu's credit, prepaid cards and payments through Nu's platform; it does not include otherpayment methods that we offer such as PIX transfers, WhatsApp payments or traditional wiretransfers. Recovery — the estimated amount of a defaulted contract with a customer that the companyexpects to receive. Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") — annualized, and is calculated bydividing NII net of CLA by Interest Earning Assets defined as the following average balance sheetmetrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii)Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit CardInterest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Otherreceivables ix) Other financial assets at amortized cost x) Securities. SMEs — small and medium-sized enterprises. TIIE ("Tasa de Interés Interbancaria de Equilibrio") — Mexican interbank deposit rate. Total Portfolio — addition of credit card exposures and loans to customers. Write-off — constitutes a derecognition event when the institution has no reasonableexpectations of recovering the contractual cash flows.Terms used throughout this presentationNII → Write-off Q1 ' 2 6 EARNINGS 39 APPENDIX www.investors.nu investors@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  May 14, 2026